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EXHIBIT 12.1

CELLU TISSUE HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES
HISTORICAL
(IN THOUSANDS, EXCEPT RATIOS)

	Three months ended			Years ended
	May 27, 2004	May 29, 2003	Feb. 28, 2004	Feb. 28, 2003	Feb. 28, 2002	Feb. 29, 2001
Income (loss) from continuing operations before income taxes	$(5,873)	$1,529	$12,298	$26,716	$18,358	$(13,837)
Add:
Fixed Charges	4,480	1,896	8,119	3,336	9,189	15,054
Less:
Capitalized interest	—	—	—	—	—	—

Income (loss) adjusted	$(1,393)	$3,425	$20,417	$30,052	$27,547	$1,217

Fixed charges:
Interest expense	$3,892	$1,450	$6,108	$2,493	$7,073	$12,807
Amortization of debt issuance costs and discounts on note obligation	356	187	976	128	1,214	1,335
Capitalized interest	—	—	—	—	—	—
Portion of rent representative of the interest factor	232	259	1,035	715	902	912

Fixed charges	$4,480	$1,896	$8,119	$3,336	$9,189	$15,054

Deficiency of earnings available to cover fixed charges	$(5,873)	—	—	—	—	—
Ratio of earnings to fixed charges	—	1.81x	2.51x	9.01x	3.00x	.08x

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CELLU TISSUE HOLDINGS, INC. RATIO OF EARNINGS TO FIXED CHARGES HISTORICAL (IN THOUSANDS, EXCEPT RATIOS)